Exhibit 99.2

A2Z Cust2Mate Solutions Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2025

(Expressed in U.S. Dollars)

August 13, 2025

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The following Management’s Discussion and Analysis (“MD&A”) for A2Z Cust2Mate Solutions Corp (“A2Z” or the “Company”) is prepared as of August 13, 2025, and relates to the financial condition and results of operations of the Company for the six months ended June 30, 2025. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2024, and with the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2025, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“collectively IFRS Accounting Standards or IFRS”).

All amounts are presented in United States dollars (“USD” or “$”), the Company’s presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8. Effective July 31, 2024, the Company changed its name from A2Z Smart Technologies Corp. to A2Z Cust2Mate Solutions Corp.

The Company has been listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and traded under the symbol “AZ”. The Company was listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following approval for a voluntary delisting, the Company no longer trades on the TSX.V but has remained a reporting issuer in Canada and its common shares, no par value per share (the “Common Shares”) remain listed on Nasdaq under the symbol “AZ”.

As of June 30, 2025, the Company had two key subsidiaries, all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); and (2) Isramat Ltd. (“A2Z Isramat”), the “Subsidiaries”). On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc. (Cust2mate USA”), a subsidiary incorporated on July 12, 2023, under the laws of Delaware.

The Company’s activities through A2Z Isramat include the development of precision metal parts for the military and security markets, as well as for the civilian markets.

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly-owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company, and the A2ZMS Agreement was approved by all of the non-interested directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction.

The Company owns 96.58% of the common shares of Cust2Mate, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

Smart Cart Products and Services

Cust2Mate is a mobile self-checkout shopping cart solution that streamlines the retail shopping experience. With a user-friendly smart algorithm, touch screen and computer vision technology, our Cust2Mate smart cart scans, recognizes and adds to a displayed shopping list, each item placed in the cart, providing the shopper with real-time information regarding items in the cart and tabulating the total cost of purchase. Our in-cart solution also enables shoppers to use the cart as the point of sale by use of mobile payment applications, e-wallets and other financial services. Cust2Mate’s point of sale feature effectively increases overall efficiency of the shopping experience, by expanding payment options for shoppers and retailers alike, reducing the need for cashiers, and reducing checkout wait times, which ultimately leads to improved customer engagement and satisfaction.

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We combine scanning, computer vision, security scales and other anti-fraud/theft technologies, with a large screen tablet capable of relaying real-time shopping information and value-added digital services. Our solution is stackable and lightweight, with a robust recognition platform that provides a higher level of accuracy in product identification, leveraging in-store Wi-Fi and cutting-edge software.

For retailers, Cust2Mate enables improved inventory management, increased efficiency, reduced labor costs, increased anti-fraud protection, reduced theft and real-time data analytics and insights regarding consumer behavior. Our solutions are designed to easily integrate with existing store systems.

The Cust2Mate touch screen allows for the display of advertisements, promotions and other digital services which can bring added value to shoppers and additional revenue sources to retailers.

We have launched a modular version of the Cust2Mate smart cart, allowing local set-up with modular parts, making mass production and deployment of our smart carts faster and more efficient. With a detachable control unit, our new generation cart will employ the same technologies as our previous offerings, presently deployed in the Yochananof retail chain in Israel and in pilot programs throughout the world.

Our largest smart carts are available in 212 liter and 275 liter sizes, and customized at the discretion of retailers.

We also offer smaller, lighter smart carts, available in 180 liter and 75 liter sizes, with the same touch screen, detachable control panel and security features of our larger carts. Our smaller carts are ideal for urban groceries and supermarkets, drugstores and duty-free shops, where aisles space tends to be limited.

We leverage third-party partners for the manufacture of our Cust2Mate Products in the locations we serve.

Our Customers

M. Yochananof and Sons (1988) Ltd. (“Yochananof”), a large Israeli retailer, has been our largest Cust2Mate customer to date. Yochananof placed an initial order for an aggregate of 1,300 Cust2Mate smart carts which we are in the process of fulfilling. As of September 30, 2023, we have delivered all the smart carts in connection with Yochananof’s initial purchase order. On April 27, 2023, Yochananof delivered a non-binding letter of intent to purchase up to an additional 1,700 smart carts on terms and conditions to be agreed by definitive agreement. In addition, we have entered into a maintenance and support agreement with Yochananof.

HaStok Concept Ltd., one of Israel’s leading home design and household essentials retail chain with approximately 40 stores across Israel, delivered a purchase order on April 20, 2023. The agreement marked a significant expansion for our smart cart solution into a new vertical outside of grocery retail. The Hastok purchase order was for up to 1,000 smart carts and is comprised of an upfront payment, a guaranteed monthly payment, and a revenue share agreement on added value solutions, such as advertising. On October 31, 2023, Hastok increased its order by an additional 1,000 smart carts, to a total of 2,000 smart carts.

On May 29, 2023, we signed an agreement with Morton Williams Supermarkets, a U.S. supermarket with locations throughout the New York City metropolitan area, for the order for up to 100 Cust2Mate smart carts. The Morton Williams order follows our successful pilot of Cust2Mate smart carts at the grocer’s West End Avenue store in Manhattan. The first batch of the smart carts were deployed in the fourth quarter of 2024.

On June 19, 2023, we entered into a significant partnership with IR2S, which is intended to deploy 30,000 smart carts by the end of 2026 across renowned retail chains in France. With IR2S providing integration and other services, including Monoprix and the Casino Group (who operate over 700 and over 7,700 stores respectively), the logistics and service support for the smart carts will be efficiently carried out. IR2S, a leading integrator of advanced retail technologies (including integration and other services) to many prestigious clients in France, will play a pivotal role in managing the installation, support, and maintenance of the smart carts. IR2S is well-positioned to manage and integrate Cust2Mate’s smart cart solution, providing local hardware and software support to ensure a seamless customer experience. The definitive agreement with IR2S was signed in September 2023. The first purchase order to deliver 250 smart carts to Monoprix stores was received in October 2023, with anticipation for deployment at 20 select Monoprix locations. The first batch of smart carts was delivered to the Monoprix Monop Malakoff store near the Champs Elysées, Paris in August 2024. In addition, on August 6, 2024, and as part of the IR2S agreement, we started deploying our smart carts at a Paris (17th quarter) Franprix store, allowing customers to shop and pay using the smart carts. On September 27, 2024, we announced that we had received a follow-on order from Franprix franchise stores for its Cust2Mate Smart Carts at 10 additional Franprix stores, which smart carts are expected to be deployed by the end of the third quarter of 2025.

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On September 19, 2024, we announced that we had entered into a framework agreement with Level 10, LLC, a leading retail IT service provider, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to the company’s Cust2Mate smart cart solutions to be rolled out in the United States.

On September 10, 2024, we announced our strategic partnership with Nayax Ltd., a global commerce enablement payments and loyalty platform designed to help merchants scale their business, to pair Nayax’s convenient automated self-service retail mobile payment system with our innovative smart cart platform for smart retail stores. The smart carts with Nayax’s payment solution will initially be deployed in France. Further, on September 25, 2024, we announced that we had entered into a framework agreement with Nayax Capital, whereby Nayax Capital will enable financing for the sale or lease of Cust2Mate smart carts enabled with Nayax’s complete solution.

On October 10, 2024, we announced that we signed a framework agreement with Trixo (“Trixo”), a leading retail technology integrator providing technology and IT and other services in Mexico and Central America, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to our Cust2Mate smart cart solutions to be rolled out in Mexico and Central America.

On June 17, 2025, we announced that we secured an initial order for 3,000 next-generation Cust2Mate 3.0 Smart Carts from Trixo. The value of the order exceeds $25 million. The smart carts are designated for rollout starting in the first quarter of 2026. According to the agreement, they will be deployed under the Company’s recurring revenue model, with monthly charges applied per unit for at least 36 months.

Our objective is to generate orders for several thousand Cust2Mate smart carts in 2025.

Our Markets

We aspire to be the global leading provider of smart carts and associated technology solutions, providing a superior customer experience and cutting-edge platform for digital value-added services, easing the pain points for all stakeholders in the retail industry.

The market for smart carts is large and diverse, and includes grocery stores, hardware stores, household essentials, “do it yourself (DIY)” retailers, discount stores, warehouse stores, convenience stores, drug stores, duty free shops and similar outlets.

We have designed the range of our Cust2Mate smart carts to accommodate the needs of a varied customer base: large carts for hypermarkets or large stores, medium carts for supermarkets or medium sized stores, and small carts for city stores, drug stores, duty free shops, etc. We are also able to customize our carts with a “look and feel” unique to each retailer as requested.

Business Model

We envision deriving several distinct revenue stream opportunities from big data, retail media, and third party applications:

●	Outright Purchase Model. The outright purchase of smart carts by customers and payment of a monthly maintenance fee has been the business model to date. For example, the first 1,300 carts ordered by Yochananof were sold to it outright with revenue recognized upon delivery. We intend to move away from this model; however, it will remain available as some retailers prefer this option.

●	Subscription Based Model. We intend to retain title to our smart carts and make them available to customers on a multiyear subscription basis, against payment of a one-time up-front payment and monthly fees to cover hardware and software maintenance, service and version updates. The length of the subscription period depends on many variables unique to each customer, including the design and customization required by the customer, and the size of the up-front payment. We intend to fund the manufacture of our smart carts at scale, against orders, through loans against receivables from such orders, whilst looking to lower per unit manufacturing costs and increase margin as unit sales increase. The subscription model would also enable us to charge additional fees for add-on features such as store navigation maps, shopping lists, etc. The subscription model should also facilitate the provision of the smart carts to customers and, as revenue would be recognized monthly, would allow for a sustained increase of revenue in conjunction with the increase in the installed base of the smart carts.

●	Digital Services. As our smart carts are fully integrated into the retailers’ systems, we envision them serving as a de-facto marketplace, which we refer to as a Smart Cart Marketplace, for all retail directed apps and digital services. Our Cust2Mate smart carts incorporate a large touch screen, and can present to the shopper additional information at the discretion of the retailer, such as details of the shopper’s purchases, ingredients of goods purchased, allergy information, shopping lists, in-store navigation for goods, and many more applications, while simultaneously facilitating the provision of real-time personalized and directed promotions, advertisements, e-coupons and other digital services by all stakeholders in the retail industry (such as the retailer, consumer product and other manufacturers and advertisers and any third party service provider that joins the Smart Cart Marketplace). As these promotions, advertisements, coupons, etc., are displayed to the shopper when the shopper is deciding what to buy (and not, for example, when the shopper is paying for products already purchased), we believe that digital services will be of considerable value to shoppers, retailers, manufacturers and other third parties. We intend to enter into revenue sharing agreements with stakeholders, allowing us, our customers and relevant third parties to all enjoy increased revenue streams, whilst simultaneously providing shoppers with significant added value. We believe that digital revenues from the Smart Cart Marketplace can become considerable. As the revenue to retailers from digital services increases, the net cost of our smart carts to retailers is expected to decrease.

●	AI Empowered Big Data Analytics. At present, in many instances the retailer has limited information regarding the actions and decisions of the shopper until the actual time of payment. The retailer may often not know when a shopper has entered the store, how much time a shopper has spent in the store, the route the shopper takes, or where a shopper spends most or as little time in the store, how decisions are actually made by the shopper, and similar customer behavioral information. We are developing software for our smart carts to generate a wealth of data on such shopping behavior which will be made accessible to the Company’s advanced AI service (under development) for insight generation, as well as raw data access to clients for use by with their own advanced data departments. The insights based on the domain knowledge the Company has accumulated from its product will serve stakeholders in the retail industry.

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Competition and Competitive Strengths

There are a number of companies currently offering smart carts to the retail industry in one form or another. Our Cust2Mate Products, and some of other industry players, offer mobile self-checkout smart carts in which goods are scanned when placed in the smart cart. Other industry participants offer solutions based on “Scan and Go” or image recognition technologies. We believe we are one of the only smart cart providing a full end-to-end turnkey solution for all customers. Below is a brief summary of the various technologies:

● “Scan and Go” comprises a scanner and small screen, either on cart or connected to an app on the mobile phone. These solutions generally come without large screens and thus cannot efficiently provide information and digital services, without on cart anti-fraud protection and without on cart payment capabilities. Though inexpensive, the scan and go carts do not provide the full user experience and retailer added value offered by our Cust2Mate Products.

● Image Recognition. Many companies are trying to offer smart carts which do not require the scanning of products but instead claim to utilize software which recognizes the products as they are being placed in the smart cart (“one to many”). We believe that there remain technological hurdles to adopting image recognition software both on a practical and conceptual level. On a practical level, every store contains at least several tens of thousands of SKUs which have to be accurately recognized every time in all configurations, from all angles and in different lighting backgrounds, within a very short time without charging the shopper for products not purchased, while charging the shopper for all products purchased. This is a significant technological challenge. On a conceptual level, we believe many types of products are not easily adapted to image recognition, such as clothing size, and meats and cheeses purchased over the counter.

In addition, in an attempt to mitigate the increasing frustration of shoppers at the lengthening queues in the stores, many retailers have installed self-checkout (SCO) stations with the aim that these would lead to a quicker checkout and reduced labor cost. However, these SCO stations have not adequately solved such problems, as check-out queues have not disappeared, and the SCO stations have been accompanied by equipment issues, high up-front costs, consumer confusion, sub-optimal use of space and increased risk of theft.

We believe that our Cust2Mate Products have, and can further develop, the following competitive strengths:

● our smart carts utilize existing technologies proven to work—there is no technological risk to overcome; barcode scanning is a tried and tested, easy to use technology which can easily be adapted for use in a smart cart;

● our software, hardware and customer success teams have, among them, decades of experience in retail technology, supporting our efforts to design one stop shop smart cart solutions which answer the needs of the shopper, retailer and other stakeholders in the retail industry;

● our smart carts have a proven track record with hundreds of smart carts deployed in multiple sites and markets, enabling us to provide the most comprehensive working solution, customer experience and digital platform;

● our smart carts have multiple anti-fraud/theft capabilities which are designed to significantly reduce shrinkage from the carts without harming the shopping experience;

● we have successfully completed an initial trial of a computer vision product recognition solution, capable of matching the product put into our smart cart with the product scanned (“one to one” as opposed to “one to many”);

● we have a filed a patent application for an AI-driven anomaly detection module which employs deep learning algorithms to monitor and analyze shopper behavior in real-time (the “AI-Powered Shopping Cart Inventory Change Indicator System”), identifying patterns that may indicate theft or other irregular activities, which utilizes high-resolution cameras to capture detailed images of items placed into or removed from the shopping cart. The computer vision system processes these images to detect any changes, enabling the system to identify discrepancies and potential theft attempts, thereby significantly improving inventory accuracy and security.

● we intend to continue the development of “one to one” computer vision software and the AI-Powered Shopping Cart Inventory Change Indicator System and incorporate the solutions in future Cust2Mate smart cart offerings. The solution will supplement the smart car’s other anti-theft and fraud protection components;

● a barcode can provide additional information, over and above product identification; for example, by providing details of the expiry or best before date which could allow dynamic pricing based on proximity of such date;

● our smart carts can provide the retail industry with new revenue streams and insights; and

● our contemplated installed base subscription model allows for consistent revenue growth in a very large addressable market.

We continue to improve our smart carts. We have launched a lighter and easier to maneuver modular smart cart with a detachable control unit, allowing the cart, without its expensive components, to leave the store premises and to be retrofitted onto existing carts.

Marketing and Sales

We are currently marketing directly to targeted customers and indirectly through local partners. In Israel, we sell our Cust2Mate Products directly to our retailer customers. Outside of Israel, our local partners are responsible for support, training, implementation and sales of our Cust2Mate Products, while we focus on product development and direct marketing with strategic customers.

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We currently have local distribution and service partners in the United States, Mexico and Central America, Australia, France, Thailand, Chile and Romania. In the United States, we have a non-exclusive relationship with our distributor, who provides products and services to several thousands of stores nationally. On July 12, 2023, Cust2mate established a wholly owned subsidiary Cust2mate USA Inc. (“Cust2Mate USA”) as a strategic move to serve the thriving U.S. retail market more effectively. On September 19, 2024, we announced that we had entered into a framework agreement with Level 10, LLC, a leading retail IT service provider, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to our Cust2Mate smart cart solutions to be rolled out in the United States.

Our distributors in France, Mexico and Central America and Chile (exclusive for certain chains) are leading suppliers and integrators of retail technologies throughout the country. In Romania, we have an exclusive distributor relationship with a leading recognized information technology provider to the retail industry in Romania. In Thailand, we have an exclusive distributor relationship with a leading supplier of software to the retail industry.

Our go-to-market strategy is built on the retail, grocery, and DIY markets, with a focus on supermarkets and hypermarket food chains within Tier 1 (thousands of stores) and Tier 2 (hundreds of stores). We will manage targeted customers for Cust2Mate Products in selected regions directly, leveraging select local partners for sales and distribution to chains in Tier 2 and Tier 3 (tens of stores). Our local partners will take full responsibility for support, training, implementation and sales, while we will focus on product development and direct contact with strategic customers.

On September 10, 2024 we announced a strategic partnership with Nayax Ltd., to pair Nayax’s convenient automated self-service retail mobile payment system with A2Z Cust2Mate’s innovative smart cart platform for smart retail stores. Nayax and A2Z Cust2Mate will collaborate to sell the Cust2Mate 3.0 smart cart system with integrated Nayax payment technology as a unified, end-to-end solution for retailers around the world. The first smart carts with Nayax’s payment solution have been deployed in France.

We presently contemplate that Cust2Mate would (directly or through subsidiaries which it would establish for each country), be the provider of the smart carts to the retailers and that Cust2Mate would enter into a revenue share or other commercial arrangement with its local distribution and service partners.

Pilot Projects

The Company is presently in deployment and scale up stage and no longer views pilots, as significant to its business overview.

C. Organizational Structure

The following chart lists our material subsidiaries for the six months ended June 30, 2025, and as at the date of this quarterly report, their respective jurisdictions of incorporation and our direct and indirect ownership interest in each of these subsidiaries:

D. Property, Plants and Equipment

The corporate headquarters of A2Z Cust2Mate Solutions Corp. is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3. One of the Company’s Israeli subsidiaries leases office space with the lease expiring on March 31, 2029. Lease payments are approximately $42 thousand per month ($498 thousand annually). Another one of the Company’s Israeli subsidiaries leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $17 thousand per month ($202 thousand annually).

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BUSINESS DEVELOPMENTS DURING THE PERIOD

On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 Common Shares at a public offering price of $6.40 per share (the “Underwritten Offering”). The Company concurrently announced the pricing of a registered direct offering of 1,406,250 Common Shares at a purchase price of $6.40 per share (the “Registered Direct Offering”). All securities to be sold in the offering are being sold by the Company. The offerings closed on January 29. The total gross proceeds to the company were $30 million, before deducting underwriting discounts and other offering expenses. The Company intends to use the proceeds for continued development and expansion of existing business, and for working capital purposes. Titan Partners Group, a division of American Capital Partners, acted as sole bookrunner for the underwritten public offering. The Company paid $2.4 million in cash toward underwriter discounts and issued to the Underwriter, or its assignees, five-year warrants to purchase 229,688 Common Shares with an exercise price of $8.00 per share. The Company also issued 60,650 Common Shares as finders’ fees to a non-US resident in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On February 12, 2025, A2ZAS and the shareholders of Cust2Mate Ltd. entered into a share purchase agreement pursuant to which A2ZAS exercised its call option and acquired an additional 66,194 ordinary shares of Cust2Mate Ltd, together constituting 19.81% of the issued and outstanding shares of Cust2Mate Ltd (on a fully diluted basis) for the aggregate purchase price of $1.85 million. After the acquisition of the 66,194 shares in Cust2Mate Ltd, the Company now holds an aggregate 322,743 shares of Cust2Mate Ltd, constituting 96.58% of Cust2Mate Ltd’s issued and outstanding share capital.

On June 17, 2025, we announced that we secured an initial order for 3,000 next-generation Cust2Mate 3.0 Smart Carts from Trixo, a leading retail technology integrator providing technology and IT and other services in Mexico and Central America, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to our Cust2Mate smart cart solutions to be rolled out in Mexico and Central America.

The value of the order exceeds $25 million. The smart carts are designated for rollout starting in the first quarter of 2026. According to the agreement, they will be deployed under the Company’s recurring revenue model, with monthly charges applied per unit for at least 36 months.

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly-owned subsidiary A2ZMS to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company, and the A2ZMS Agreement was approved by all of the non-interested directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction.

DISCUSSIONS OF OPERATIONS

Six months ended June 30, 2025, compared to the six months ended June 30, 2024

Revenues

	Six months ended
	June 30,
	2025	2024

Services
Smart Carts	375	153
Precision Metal Parts	2,332	2,231
	2,707	2,384

Revenues for the six months ended June 30, 2025, were $2,707 thousand as compared to $2,384 thousand for the six months ended June 30, 2024. The increase is due primarily to the increase in sales from the Company’s precision metal parts segments and smart carts, which amounted to $2,332 thousand and $375 thousand for the six months ended June 30, 2025, respectively, compared to $2,231 thousand and $153 thousand, respectively, for the six months ended June 30, 2024.

While revenues from the smart cart division are currently derived from only one customer, revenues from the Company’s precision metal parts segments are derived from hundreds of customers.

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Cost of revenues

Cost of revenues for the six months ended June 30, 2025, was $1,857 thousand as compared to $1,975 thousand for the six months ended June 30, 2024. The decrease is due primarily to the decrease in cost of revenues from the Company’s smart cart segment. Cost of revenues in the Company’s smart cart segment for the six months ended June 30, 2025, were $10 thousand as compared to $276 thousand for the six months ended June 30, 2024. The decrease is mainly due to the decrease in delivery of smart carts. Cost of revenues from the Company’s precision metal parts segment remains largely consistent with the six months ended June 30, 2024.

Research and development expenses

	Six months ended
	June 30,
	2025	2024

Payroll and related expenses	1,789	1,270
Subcontractor and outsourced work	374	679
Share-based compensation	3,013	-
Other	54	139
	5,230	2,088

Research and development expenses related to the Company’s Cust2Mate product. Most of these expenses relate to share-based expenses, payroll and outsourced software engineers who work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $5,230 thousand for the six months ended June 30, 2025, as compared to $2,088 thousand for the six months ended June 30, 2024. The increase is due mainly to the increase in share-based expenses and in payroll in the six months ended June 30, 2025.

Sales and marketing expenses

Sales and marketing expenses were $1,256 thousand for the six months ended June 30, 2025, as compared to $894 thousand for the six months ended June 30, 2024. The increase is due mainly to the increase in share-based expenses in the six months ended June 30, 2025.

General and administrative expenses

	Six months ended
	June 30,
	2025	2024

Payroll and related	1,507	1,549
Professional fees	1,348	769
Share-based compensation	3,550	571
Depreciation and amortization	174	160
Rent and related expenses	549	326
Travel	107	74
Public company related expenses	284	336
Directors & officers’ insurance	150	-
Donations	-	-
Other	67	72
	7,736	3,857

General and administrative expenses were $7,736 thousand for the six months ended June 30, 2025, as compared to $3,857 thousand for the six months ended June 30, 2024. The increase is primarily due to the increase in share-based compensation which amounted to $3,550 thousand for the six months ended June 30, 2025, compared to $571 thousand for the six months ended June 30, 2024. Another reason for the increase in general and administrative expenses is the increase in professional fees which amounted to $1,348 thousand for the six months ended June 30, 2025, compared to $769 thousand for the six months ended June 30, 2024.

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Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the six months ended June 30, 2025, was $3,735 thousand as compared to a gain of $3,775 thousand for the six months ended June 30, 2024.

Financial income, net

Financial income, net for the six months ended June 30, 2025, was $187 thousand as compared to financial expenses, net of $80 thousand for the six months ended June 30, 2024. Financial income comprises mainly of interest gains from short-term deposits, revaluation of financial assets, and unrealized gains. Financial expenses comprise of interest on loans and leases, interest and accretion in respect of application of IFRS 16, and credit card charges.

Three months ended June 30, 2025, compared to the three months ended June 30, 2024

Revenues

	Three months ended
	June 30,
	2025	2024

Smart Carts	181	97
Precision Metal Parts	979	1,047
	1,160	1,144

Revenues for the three months ended June 30, 2025, were $1,160 thousand as compared to $1,144 thousand for the three months ended June 30, 2024. The increase is due primarily to the increase in sales from the Company’s smart cart segment, which was offset in part by the decrease in revenues from the precision metal parts segment.

While revenues from the smart cart division are currently derived from only one customer, revenues from the Company’s precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the three months ended June 30, 2025, was $890 thousand as compared to $1,059 thousand for the three months ended June 30, 2024. The decrease is due primarily to the decrease in cost of revenues from the Company’s smart cart segment. Cost of revenues in the Company’s smart cart segment for the three months ended June 30, 2025, were $nil thousand as compared to $97 thousand for the three months ended June 30, 2024. The decrease is mainly due to the decrease in delivery of smart carts. Cost of revenues from the Company’s precision metal parts segment remains largely consistent with the three months ended June 30, 2024.

Research and development expenses

	Three months ended
	June 30,
	2025	2024

Payroll and related expenses	1,154	645
Subcontractor and outsourced work	118	226
Share-based compensation	2,626	-
Other	21	86
	3,919	957

Research and development expenses related to the Company’s Cust2Mate product. Most of these expenses relate to payroll and outsourced software engineers who work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $3,919 thousand for the three months ended June 30, 2025, as compared to $957 thousand for the three months ended June 30, 2024. The increase is due mainly to the increase in share-based expenses and in payroll and related expenses in the three months ended June 30, 2025.

Sales and marketing expenses

Sales and marketing expenses were $474 thousand for the three months ended June 30, 2025, as compared to $583 thousand for the three months ended June 30, 2024.

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General and administrative expenses

	Three months ended
	June 30,
	2025	2024

Payroll and related	778	764
Professional fees	748	244
Share-based compensation	254	149
Depreciation and amortization	144	114
Rent and related expenses	174	150
Travel	39	10
Public company related expenses	56	143
Directors & officers’ insurance	107	50
Donations	-	-
Other	20	34
	2,320	1,658

General and administrative expenses were $2,320 thousand for the three months ended June 30, 2025, as compared to $1,658 thousand for the three months ended June 30, 2024. The increase is primarily due to the increase in professional fees which amounted to $748 thousand for the three months ended June 30, 2025, compared to $244 thousand for the three months ended June 30, 2024.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the three months ended June 30, 2025, was $4,135 thousand as compared to a gain of $421 thousand for the six months ended June 30, 2024.

Financial expenses, net

Financial expenses, net for the three months ended June 30, 2025, was $223 thousand as compared to financial expenses, net of $63 thousand for the three months ended June 30, 2024. Financial income comprises mainly of interest gains from short-term deposits and unrealized gains. Financial expenses comprise of interest on loans and leases, interest and accretion in respect of application of IFRS 16, and credit card charges.

Trends, demands, commitments, events or uncertainties

Current overall economic conditions together with market uncertainty and volatility may have an adverse impact on the demand for the Company’s products and services as industry may adjust quickly to exercise caution on capital spending. This uncertainty may impact the Company’s revenue.

Our financial performance, share price, business prospects and financial condition are subject to numerous risks and uncertainties, and are affected by various factors outside the control of management. Prior to making any investment decision regarding the Company, investors should carefully consider, among other things, the risks described herein and the risk factors set forth in our annual information form dated December 31, 2024, for our most recently completed fiscal year. These risks and uncertainties are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. If any of these risks occurs, our financial performance, share price, business prospects and financial condition could be materially adversely affected.

REVIEW OF QUARTERLY RESULTS

(In Thousands)	30/06/2025	31/03/2025	31/12/2024	30/09/2024
Total revenues	$1,160	$1,547	$1,419	$1,573
Gross profit	$270	$580	$776	$658
Total comprehensive loss from continuing operations	$(10,095)	$(4,954)	$(11,879)	$(3,399)
Basic and diluted gain (loss) per share from continuing operations	$(0.31)	$(0.16)	$(0.40)	$(0.16)

(In Thousands)	30/06/2024	31/03/2024	31/12/2023	30/09/2023
Total revenues	$1,144	$1,240	$676	$2,223
Gross profit	$85	$324	$(282)	$175
Total comprehensive loss from continuing operations	$(2,532)	$(672)	$(3,817)	$(2,124)
Basic and diluted gain (loss) per share from continuing operations	$(0.16)	$0.02	$(0.24)	$(0.7)

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The loss per quarter and related net loss per share are a function of the level of activity that took place during the relevant quarter. Operating losses in the first two quarters of 2025 and throughout 2024 remained consistent. The reason for the losses is due to increased research and development expenses and general and administrative costs, largely due to the Company’s expansion ahead of expected increased revenues in future periods On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of Common Shares and securing bank loans.

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of June 30, 2025, the Company had accumulated losses of $119,389 thousand and a net loss in the amount of $19,345 thousand for the six months ended June 30, 2025. As of the date of the issuance of the accompanied condensed consolidated financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations. Following the equity raised during the first quarter of 2025, the Company has sufficient working capital for at least the next 12 months.

Working capital (In Thousands)

	June 30, 2025	December 31, 2024
Cash and cash equivalents	28,451	13,526
Short-term deposits	7,577	206
Inventories	3,392	796
Trade receivables	1,793	2,024
Other accounts receivable	1,385	581
Total current assets	42,598	17,133

Short term loan and current portion of long-term loans	7	826
Lease liability	549	217
Trade payables	2,774	1,834
Other accounts payable	1,239	918
Warrant liability	8,382	7,743
Total current liabilities	12,951	11,538

Working capital	29,647	5,595

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Cash flow (In Thousands)

	Six months ended June 30,
	2025	2024
Net cash used in operating activities	(9,687)	(7,629)
Net cash used in investing activities	(8,129)	(33)
Net cash provided from financing activities	32,056	5,812
Increase (decrease) in cash	14,240	(1,850)

Cash position

During the six months ended June 30, 2025, the Company’s overall cash position increased by $14,240 thousand as compared to a decrease of $1,850 thousand for the six months ended June 30, 2024. This increase can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the six months ended June 30, 2025, was $9,687 thousand as compared to $7,629 thousand for the six months ended June 30, 2024.

Investing activities

Cash used in investing activities for the six months ended June 30, 2025, was $8,129 thousand as compared to $33 thousand used in investing activities during the six months ended June 30, 2024. The increase was mainly due to an investment in short-term deposits in the amount of $7,434 thousand.

Financing activities

Cash provided from financing activities for the six months ended June 30, 2025, was $32,056 thousand, and was mainly due to the issuance of shares in the amount of $27,395 thousand, and the exercise of warrants in the amount of $7,251 thousand, offset by transactions with non-controlling interests in the amount of $1,850 thousand, repayment of loans in the amount of $849 thousand and lease payments in the amount of $271 thousand. Cash provided from financing activities for the six months ended June 30, 2024, was $5,812 thousand, and was mainly due to the issuance of shares and warrants in the amount of $5,507 thousand, offset by lease payments in the amount of $129 thousand.

Capital Resources

The Company is an early-stage technology company focused on research and development of its products and currently does not generate significant cash flows from some areas of its operations.

On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 Common Shares at a public offering price of $6.40 per share (the “Underwritten Offering”). The Company concurrently announced the pricing of a registered direct offering of 1,406,250 Common Shares at a purchase price of $6.40 per share (the “Registered Direct Offering”). All securities sold in the offering were sold by the Company pursuant to an underwriting agreement entered into on January 27, 2025, with respect to the Underwritten Offering, and securities purchase agreements entered into on January 27, 2025, with respect to the Registered Direct Offering. The offerings closed on January 29, 2025. The total gross proceeds to the company were $30 million, before deducting underwriting discounts and other offering expenses. The Company intends to use the proceeds for continued development and expansion of existing business, and for working capital purposes. Titan Partners Group LLC, a division of American Capital Partners LLC, acted as sole bookrunner for the underwritten public offering. The Company paid $2.4 million in cash toward underwriter discounts and issued to the underwriter, or its assignees, five-year warrants to purchase 229,688 common shares with an exercise price of $8.00 per share. The Company also issued 60,650 Common Shares as finders’ fees to a non-US resident in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

As of June 30, 2025, the Company has used approximately $9.7 million of the funds raised in the Underwritten Offering for continued development and expansion of existing business and for working capital purposes. Also, the Company used an additional $1.85 million for the purchase an additional 66,194 ordinary shares of Cust2Mate, together constituting 19.81% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis). After the acquisition of the 66,194 shares in Cust2Mate, the Company now holds an aggregate 322,743 shares of Cust2Mate, constituting 96.58% of Cust2Mate’s issued and outstanding share capital.

As at June 30, 2025, the Company had an estimated working capital of $29.6 million including a cash balance of $28.5 million.

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Short-term borrowings

Short term borrowing relates to bank loans which will be repaid in over the following 12 months. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid after the following 12 months. Currently, the nature of cash requirements by the Company can fluctuate greatly from year to year as the Company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company’s main use for liquidity is to fund the development of its programs and working capital purposes. These activities include staffing and administrative costs. The primary source of liquidity has been from financing activities to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. However, the financings completed in the first quarter of 2025 have provided the Company with sufficient funds to continue for at least the next 12 months. To the extent that the Company raises further capital, any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to and has the ability to reduce the scope of its operations or anticipated expansion.

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OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior Management, who are considered to be key management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The following transactions arose with related parties: (in Thousands of US$)

	Six months ended June 30, 2025
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of June 30, 2025
Director and former CEO	$-	389	-	389	(3)
Director and CEO	-	700	5,736	6,436	(50)
CFO	-	17	-	17	(4)
Directors	15	-	-	15	(3)
	$15	1,106	5,736	6,857	(59)

	Three months ended June 30, 2025
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of June 30, 2025
Director and former CEO	$-	306	-	306	(3)
Director and CEO	-	150	-	150	(50)
CFO	-	9	-	9	(4)
Directors	8	-	-	8	(3)
	$8	465	-	473	(59)

	Six months ended June 30, 2024
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of June 30, 2024
Chairman and former CEO	$-	$406	$-	$406	$6
Director and CEO	-	162	-	162	(27)
CFO	-	90	-	90	(15)
Directors	22	-	-	22	(4)
	$22	$658	$-	$680	$(40)

	Three months ended June 30, 2024
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of June 30, 2024
Director and former CEO	$-	$201	$-	$201	$6
Director and CEO	-	80	-	80	(27)
CFO	-	45	-	45	(15)
Directors	14	-	-	14	(4)
	$14	$326	$-	$340	$(40)

(1)	The Company’s former CEO has a consulting agreement with the Company pursuant to which he earns $27,000 per month.
(2)	The Company’s CFO has a consulting agreement with the Company pursuant to which he earns CAD 4,000 per month.
(3)	The Company’s CEO has a consulting agreement with the Company pursuant to which he earns $50,000 per month.
(4)	Three non-executive directors earn directors’ fees of $1,000 per month

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Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

Liquidity Risk:

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of June 30, 2025, the Company has a working capital balance of $29,648 thousand (December 31, 2024 –working capital of $5,595 thousand). The table below presents the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$2,774	$2,774	$-
Other accounts payable	1,239	1,239	-
Loans	39	7	32
Lease liability	2,134	549	1,585
Total	$6,186	$4,569	$1,617

Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents, trade receivables, as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel.

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Market risks:

That part of the Company’s business of providing maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the commercialization of its products and services currently in development.

The Company’s Cust2Mate smart cart platform is new and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company’s functional currency is the NIS, and its presentation currency is the U.S. dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2024:

a)	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

b)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

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c)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s Common Shares and the expected life of the warrants.

New Accounting Standards

The following new amendments are effective for the period beginning 1 January 2025: The Company and its subsidiaries did not have to change their accounting policies or make retrospective adjustments as a result of adopting these amended standards:

Lack of exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

On 15 August 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the “Amendments”).

These Amendments are applicable for annual reporting periods beginning on or after January 1, 2025. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable into another currency.

IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice.

When applying the Amendments, an entity is not permitted to restate comparative information

These Amendments have had no material effect on the interim condensed consolidated financial statements.

MANAGEMENTS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company. As such, we maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized, and reported within the time periods specified by the Canadian Securities Administrators rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management’s report on internal controls over financial reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining effective internal controls over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our Management found our material weakness to be a result of a lack of sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process, and because of the size of the Company and its staff complement, we were not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting and accumulate and communicate such information to our management to allow timely decisions regarding disclosure.

To remediate the material weakness in our internal controls over financial reporting described above, we have initiated remedial measures and are taking additional measures to remediate this material weakness. First, we are continuing to roll out an enhanced financial and accounting system. Second, we have hired additional personnel. Third, we are strengthening our controls on financial reporting, with the assistance of outside consultants, experts in the controls and procedures over financing reporting. Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS.

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There were no other changes in internal control over financial reporting during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 36,018,899 Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
977,425	Warrants	November 10, 2025	$5.29
546,653	Warrants	December 24, 2025	$5.29
88,440	Warrants	April 14, 2026	$21.52
433,825	Warrants	May 28, 2026	$21.52
614,546	Warrants	November 6, 2025	$3.67
202,621	Warrants	December 13, 2025	$3.75
586,193	Warrants	January 11, 2026	$3.75
21,333	Warrants	October 2, 2026	$1.88
229,688	Warrants	January 29, 2030	$8.00
24,001	Options	August 20, 2025	$2.61
20,000	Options	June 3, 2026	$14.62
6,671	Options	October 28, 2026	$13.93
360,000	Options	August 2, 2032	$6.19
120,000	Options	August 21, 2032	$6.96
320,000	Options	January 4, 2033	$2.87
40,000	Options	November 25, 2027	$3.49
109,000	Options	April 18, 2033	$2.78
462,000	Options	August 14, 2029	$1.78
105,000	Options	January 15, 2035	$6.40
500,000	Options	February 12, 2035	$6.40
30,000	Options	June 20, 2035	$1.775
199,000	Options	June 20, 2035	$6.40
5,996,396

RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as Common Shares. The Company may need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company’s existing shareholders.

Capital and Liquidity Risk

The amount of financial resources available to invest for the enhancement of shareholder value is dependent upon the size of the treasury, profitable operations, and a willingness to utilize debt and issue equity. Due to the size of the Company, financial resources are limited and if the Company exceeds growth expectations or finds investment opportunities it may require debt or equity financing. There is no assurance that the Company will be able to obtain additional financial resources that may be required to successfully finance transactions or compete in its markets on favorable commercial terms.

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Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act  . These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR+ at www.sedarplus.ca/home/.

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